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Exhibit 99.1

NEWS RELEASE

Cimarex Energy Co. contact:
Paul Korus, Vice President & CFO
303-295-3995
 www.cimarex.com

Magnum Hunter Resources, Inc. contact:
Brad Davis, Senior Vice President & CFO
Howard Tate, Vice President of Capital Markets
972-401-0752
 www.magnumhunter.com

CIMAREX ENERGY TO ACQUIRE MAGNUM HUNTER

        Denver, CO and Irving, TX—(PRNewswire)—January 26, 2005—Cimarex Energy Co. (NYSE: XEC) and Magnum Hunter Resources, Inc. (NYSE: MHR) today announced that their boards of directors have unanimously approved an agreement and plan of merger that provides for the acquisition by Cimarex of Irving-based Magnum Hunter. Cimarex, headquartered in Denver, plans to retain an office in the Dallas/Ft. Worth area and will integrate those operations with its activities conducted from Denver and Tulsa.

        Terms of the merger agreement provide that Magnum Hunter shareholders will receive 0.415 shares of Cimarex common stock for each share of Magnum Hunter common stock owned. Based on the closing price of Cimarex common stock on January 25, 2005, the acquisition of Magnum Hunter's stock would be valued at approximately $1.5 billion. Including the assumption by Cimarex of Magnum Hunter's debt, which at December 31, 2004 totaled $645 million, the total transaction value is approximately $2.1 billion.

        In addition to the merger consideration and prior to closing, Magnum Hunter plans to distribute a special dividend representing its 29.3% percent ownership interest in TEL Offshore Trust (NasdaqSC: TELOZ). The current market value of the trust units that Magnum Hunter owns is approximately $15 million, which would equate to a dividend value of $0.17 per Magnum Hunter share.

        F.H. Merelli, Chairman and CEO of Cimarex, said, "We saw in Magnum Hunter the clear opportunity to expand in our existing core areas and to add new projects, all without jeopardizing our strong financial position. Their properties provide a substantial footprint in the Permian Basin from which we can grow, measured exposure to high potential projects in the Gulf of Mexico, and a nice overlap in some of our other areas of operations. The merger structure allows Cimarex to greatly expand its balanced-risk drilling program underpinned by a strong balance sheet. This is all about continuing to build a better company."

        Jerry Box, Chairman of Magnum Hunter said, "On October 7, 2004, the Board and management of Magnum Hunter embarked on a review of strategic alternatives in order to enhance and maximize shareholder value. This transaction represents the culmination of those efforts."

        Gary C. Evans, President, Chief Executive Officer and founder of Magnum Hunter, responded, "Based on the respective closing prices of Cimarex and Magnum Hunter on January 25, 2005, the proposed terms of the transaction imply a purchase price of $16.67 per Magnum Hunter share or a premium of 26%. With the additional contemplated distribution of TEL Offshore Trust units to our shareholders, the overall consideration implies a price of $16.84 per share. The combination of these two very successful enterprises will be complemented with a highly skilled employee group, enhanced financial strength, and growth opportunities to further build shareholder value into the future."

        As of October 1, 2004, Magnum Hunter's internally estimated total proved reserves were approximately 1.0 Tcfe (61 percent natural gas and 72 percent proved developed). Those estimates were prepared using Securities and Exchange Commission (SEC) guidelines using then current prices and cost estimates together with the company's current drilling and development plan for proved non-producing and undeveloped locations. Updated year-end 2004 proved reserve estimates prepared by Magnum Hunter's independent petroleum engineering consultants incorporating management's current development plans and year-end 2004 pricing will be reported during March 2005 in conjunction with the filing of its annual report on Form 10-K. Magnum Hunter also intends to announce its fourth-quarter and full-year 2004 financial and operating results during March 2005.

        Cimarex estimates that its year-end 2004 proved reserves totaled 449 Bcfe (81 percent gas and 99 percent proved developed). Cimarex plans to report its fourth-quarter and full-year 2004 financial and operating results on February 16, 2005.

Impact on Cimarex:

  •
  Triples proved reserves, doubles production and extends reserve life

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  Establishes the Permian Basin as a substantial core area

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  Adds highly complementary operations in the Mid-Continent and Gulf Coast areas

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  Adds high potential opportunities in the Gulf of Mexico (water depths less than 600 feet)

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  Leverages Cimarex's financial position while maintaining a strong balance sheet

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  Enhances operational expertise by adding Magnum Hunter's technical teams and retaining a base of operations in the Dallas/Ft. Worth area

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  Expected to be meaningfully accretive to per share reserves, production and cash flow

Combined Company Pro Forma Statistics:

  •
  Year-end 2004 proved reserves of over 1.3 Tcfe of which 68 percent is gas and 83 percent is proved developed***

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  Pro forma combined fourth-quarter 2004 estimated net daily production of approximately 480 MMcfe/d, of which approximately 23 percent was hedged

  •
  Pro forma combined full-year 2005 estimated net daily production of approximately 500 MMcfe per day, of which approximately 18 percent is currently subject to hedging agreements

  •
  Reserve life index of 7.7 years based on Cimarex's estimate of combined year-end 2004 proved reserves and fourth quarter 2004 production

  •
  Stable production and low-to-moderate risk drilling programs in the Permian Basin and Mid-Continent regions, where the combined number of identified future drilling locations approximates 925

  •
  Complementary, measured exposure to higher potential drilling projects in the Gulf Coast and Gulf of Mexico

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  Strong balance sheet with a pro forma debt-to-total capitalization ratio of approximately 25 percent

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  Over $600 million of pro forma combined estimated exploration and development expenditures in 2005

***
During the due diligence process conducted in connection with Magnum Hunter's review of strategic alternatives, Cimarex has formulated a preliminary drilling and development plan for Magnum Hunter's properties. Based on that plan and at the time of this announcement, Cimarex anticipates categorizing as total proved reserves approximately 900 Bcfe, of which 75 percent would be considered proved developed.

Merger Agreement and Other Information:

        Under the terms of the proposed agreement, Magnum Hunter shareholders will receive 0.415 shares of Cimarex common stock for each share of Magnum Hunter common stock that they own. The merger is expected to be non-taxable to the shareholders of both companies. In addition to the merger consideration and prior to closing, Magnum Hunter will distribute its ownership interest in TEL Offshore Trust to its common stockholders as a special dividend.

        As a result of the merger transaction and based on the 87.1 million Magnum Hunter common shares currently outstanding, Cimarex expects to issue approximately 36.1 million common shares to Magnum Hunter's common stockholders. On that basis, it is anticipated that after closing, the combined company would have approximately 78 million basic shares outstanding and that Cimarex shareholders would own 53.6 percent and Magnum Hunter shareholders 46.4 percent.

        Magnum Hunter also has approximately 7.2 million transferable common stock purchase warrants outstanding that expire March 21, 2005 and entitle the holders to purchase directly from Magnum Hunter one share of common stock for each warrant at a price of $15.00 per share.

        The merger agreement contains provisions for Magnum Hunter to cancel immediately before closing the majority of its outstanding stock options in exchange for lump sum cash payments equal to the difference between the closing price of Magnum Hunter shares one day prior to closing and the exercise price per share for such options. At December 31, 2004, Magnum Hunter had approximately 6.0 million options outstanding at an average exercise price approximating $8.00 per share.

        The merger agreement is subject to favorable votes by the shareholders of Cimarex and Magnum Hunter, customary regulatory approvals and certain closing conditions. Upon completion of the transaction, one existing board member from Magnum Hunter will join the Cimarex board of directors. The merger transaction is expected to be completed during the second quarter of this year.

        Petrie Parkman & Co. was financial advisor and Holme Roberts & Owen LLP was legal counsel to Cimarex. Lehman Brothers has provided a fairness opinion to Cimarex in connection with the proposed merger.

        Deutsche Bank Securities, Inc. and Merrill Lynch & Co. were financial advisors and provided fairness opinions to Magnum Hunter. Thompson & Knight LLP was legal counsel to Magnum Hunter.

Investor Conference Call:

        Cimarex and Magnum Hunter will host a joint conference call on Wednesday, January 26 at 11:00 a.m. Eastern Time, 10:00 a.m. Central Time, and 9:00 a.m. Mountain Time.

        Investors may participate in the conference call by telephone dialing (800) 706-3079 (U.S. and Canada) and (706) 643-1963 (International) and asking for the Cimarex Energy/Magnum Hunter conference call (ID number 3684790). Dial in approximately 10 minutes prior to the beginning of the conference call. A replay will be available for seven days, beginning Friday, January 28, by dialing

(800) 643-1687 or (706) 645-9291 and entering the conference ID number 3684790. A listen only web cast of the call will also be available at www.cimarex.com and www.magnumhunter.com.

About Cimarex Energy

        Cimarex Energy Co., headquartered in Denver, CO, is an independent oil and gas exploration and production company with operations focused in the Mid-Continent and Gulf Coast areas of the U.S. Its principal operations offices are located in Tulsa, New Orleans and Houston.

About Magnum Hunter Resources, Inc.

        Magnum Hunter Resources, Inc., located in Irving, TX, is an independent oil and gas exploration and production company engaged in three principal activities: (1) the exploration, development and production of crude oil, condensate and natural gas; (2) the gathering, transmission and marketing of natural gas; and (3) the managing and operating of producing oil and natural gas properties for interest owners. Its operations are concentrated in the Permian Basin of West Texas and New Mexico, the Gulf of Mexico and in the Mid-Continent and Gulf Coast areas of the U.S.

        This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Cimarex Energy Co. and Magnum Hunter Resources, Inc. current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Risks, uncertainties and assumptions include 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the acquisition; 2) the possibility that problems may arise in successfully integrating the businesses of the two companies; 3) the possibility that the acquisition may involve unexpected costs; 4) the possibility that the combined company may be unable to achieve cost-cutting synergies; 5) the possibility that the businesses may suffer as a result of uncertainty surrounding the acquisition; 6) the possibility that the industry may be subject to future regulatory or legislative actions; 7) the volatility in commodity prices for oil and gas; 8) the presence or recoverability of estimated reserves; 9) the ability to replace reserves; 10) environmental risks; 11) drilling and operating risks; 12) exploration and development risks; 13) competition; 14) the ability of management to execute its plans to meet its goals and other risks that are described in SEC reports filed by Cimarex and Magnum Hunter. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Cimarex and Magnum Hunter. Cimarex and Magnum Hunter assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

Additional Information About the Acquisition and Where to Find It:

        In connection with the proposed acquisition, Cimarex and Magnum Hunter will file relevant materials with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders of Cimarex and Magnum Hunter are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Cimarex, Magnum Hunter and the merger. Investors and security holders may obtain these documents (and any other documents filed by Cimarex and Magnum Hunter with the SEC) free of charge at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC may be obtained free of charge (i) at www.cimarex.com or www.magnumhunter.com or (ii) by directing a request to Mary Kay Rohrer, Assistant Corporate Secretary, Cimarex Energy Co., phone: 303-295-3995, fax: 303-295-3494; or Morgan F. Johnston, Corporate Secretary, Magnum Hunter Resources, Inc., phone: 972-401-0752, fax: 972-443-6487. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed acquisition.

        Cimarex, Magnum Hunter and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Cimarex and Magnum Hunter in favor of the merger. Information about the executive officers and directors of Cimarex and their ownership of Cimarex common stock is set forth in the proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC in April 2004. Information about the executive officers and directors of Magnum Hunter and their ownership of Magnum Hunter common stock is set forth in the proxy statement for their 2004 Annual Meeting of Stockholders, which was filed with the SEC in August 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Cimarex, Magnum Hunter and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus when it becomes available.

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  Exhibit 99.1
CIMAREX ENERGY TO ACQUIRE MAGNUM HUNTER